AVALON WEALTH MANAGEMENT LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 1 - DESCRIPTION OF THE COMPANY

Nature of Operations

Avalon Wealth Management LLC (the "Company") is a Delaware limited liability company formed on February 8, 2012, as a limited purpose noncarrying broker-dealer. The Company completed its registration with the Securities Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") on January 14, 2013. Avalon Advisors, LLC ("AA") is the sole member of the Company. The Company is engaged in private placements of investment funds. While it did not do so in 2015, the Company is also approved to serve as principal underwriter and distributor of unlisted, continuously offered, closed-end registered investment companies ("Closed-End Funds"). The Company does not hold or maintain funds or securities or provide clearing services for other broker-dealers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue

Commission revenue includes fee income, which is generally based on the value of the assets under management held by the fund sponsor. Fee revenue is calculated on a monthly or quarterly basis based on the beginning balance of all funds held during the month or quarter. These fees are recognized over the period during which the assets are held. Commission revenue also includes other fee income as noted in the placement fee agreements. These fees are computed in accordance with the underlying sponsors' placement fee agreements and are recorded when the fees are determinable and collection is reasonably assured.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include all time deposits, certificates of deposit, and all highly liquid investments with original maturities of three months or less.

Receivables

Receivables for fees are shown net of allowances and are written off when they are determined to be uncollectible. An allowance for doubtful accounts is estimated through an analysis of the aging of receivables, assessments of collectibility based on historical trends and other qualitative and quantitative factors, including the Company's relationship with the fund sponsor, the financial health of the fund sponsor, current economic conditions, and whether the account is closed or active. No allowance was considered necessary by management at December 31, 2015.

Income Taxes

The Company's taxable earnings are included in the federal income tax return of AA; therefore, any taxable earnings are passed through to AA's members and taxed depending on their individual tax situations. Accordingly, there is no provision for federal income taxes in the accompanying financial statements. The State of Texas has a gross margin tax that applies to the Company and is included in the consolidated state return filed by AA. State income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax is remitted to AA.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company is subject to income tax examinations by the U.S. federal or state tax authorities for the tax years from 2012 through 2015. The Company reports tax-related interest and penalties in the provision for state income taxes. There were no tax-related interest and penalties in 2015.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09 ("ASU 2014-09"), *Revenue from Contracts with Customers* (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance throughout the Industry Topics of the Codification. ASU 2014-09, as further amended by ASU 2015-14, is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Management is currently evaluating the impact ASU 2014-09 will have on the Company's financial statements.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Credit Risks

At December 31, 2015, and at various times throughout the year, the Company maintained cash balances in a financial institution in excess of federally insured limits.

Concentration Risks

The Company is engaged in various trading and brokerage activities in which counterparties primarily include fund sponsors, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2015, one fund sponsor represented 100% of the Company's accounts receivable balance. One fund sponsor provided 60% of all commission fee income during 2015. Management believes the Company's relationship with both fund sponsors is satisfactory.

NOTE 4 - RELATED PARTY TRANSACTIONS

During 2015, the Company incurred $1,386,397 in expenses related to an expense sharing agreement the Company has with AA to provide personnel and administrative services on behalf of the Company. At December 31, 2015, the Company had an outstanding payable to AA for these services of $100,080.

During 2015, the Company received $1,393,752 in commission fee income from two fund sponsors that are provided advisory services by AA.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $69,167, which was $60,828 in excess of its required net capital of $8,339. The Company's net capital ratio was 1.8 to 1.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2016, the date the financial statements were available to be issued.